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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   9  )*
                                            -----

                                MHI Group, Inc.
                              -------------------
                               (Name of Issuer)

                     Common Stock, Par Value $.40 Per Share
                    --------------------------------------
                         (Title of Class of Securities)

                                  0006073860
                                --------------
                                (CUSIP Number)


Mr. George A. Kellner                           Meredith M. Brown
MH Associates                                   Debevoise & Plimpton
900 Third Avenue, 10th Floor                    875 Third Avenue
New York, NY  10022                             New York, NY  10022
(212) 350-0200                                  (212) 909-6528
- -----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 21, 1995
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 4


CUSIP No. 0006073860

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 MH Associates
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) ____
                                 (b) ____
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUND
                         AF
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7.  SOLE VOTING POWER

        ------------------------------------------------------------------------
        8.  SHARED VOTING POWER

        ------------------------------------------------------------------------
        9.  SOLE DISPOSITIVE POWER

        ------------------------------------------------------------------------
        10.  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                    PN
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          MH Associates, a New York general partnership, by this ninth amendment to its Schedule 13D, filed with the Securities and Exchange Commission on June
16, 1986 and amended on June 4, 1987, September 1, 1987, February 19, 1988, May 19, 1988, November 11, 1988, October 31, 1990, October 9, 1992 and August 9,
1995 with respect to the Common Stock, par value $.40 (the "Common Stock"), of MHI Group, Inc. (the "Company"), formerly named Mobile Home Industries, Inc., amends its Schedule 13D previously filed and supplements Items 4 and 5 thereof by the addition of the following paragraphs.

Item 4.  Purpose of Transaction.
         ----------------------

          On September 21, 1995, pursuant to the Warrant Option Agreement, dated August 9, 1995 (the "Warrant Option Agreement"), between Loewen Group International, Inc. ("Loewen") and MH Associates, MH Associates sold to Loewen the option to purchase shares of the Company (the "Warrant") as provided in a Stock Option Agreement, dated as of April 22, 1986, as amended, between MH Associates and the Company, for a cash purchase price of $3,890,816.00.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          On September 21, 1995, pursuant to the Warrant Option Agreement, MH Associates sold the Warrant to Loewen. As a result, MH Associates no longer is the beneficial owner of any shares of Common Stock.

                                  Page 3 of 4
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 1995

                                 MH Associates


                                    /s/ George A. Kellner
                                 By:__________________________
                                    A General Partner

                                  Page 4 of 4